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                         Warp Technology Holdings, Inc.
                               151 Railroad Avenue
                               Greenwich, CT 06830

                                                June 20, 2005

VIA COURIER AND
EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention:  Mr. Mark P. Shuman - Branch Chief - Legal
            Mr. Daniel Lee

       RE:  WARP TECHNOLOGY HOLDINGS, INC.
            Amendment No. 1 to Registration Statement on Form S-2 filed April 5,
                 2005
            File No. 333-123864

Dear Mr. Shuman and Mr. Lee:

       On behalf of Warp Technology Holdings, Inc. (the "Company"), we hereby electronically file Amendment No. 1 to the Registration Statement on Form S-2 filed April 5, 2005, File No. 333-123864. Set forth below are the Company's responses to the comments given by the staff of the Securities and Exchange Commission (the "SEC") by letter dated May 6, 2005 regarding the above-referenced filings.

       The comments are repeated in full below and the Company's responses are set forth below each comment.

Form S-2
Subsequent Events, p. 19-21

1. Please provide additional disclosure with respect to the circumstances under which Mr. Bottazzi resigned. We also note that Mr. Sisko has been appointed to chief operating officer - a position previously held by Mr. Liss. Please also disclose the circumstances with respect to Mr. Liss's termination as chief operating officer. In your response letter, provide us with your analysis supporting your apparent view that Mr. Liss's termination as chief operating officer did not trigger a filing obligation under Item 5.02 of Form 8-K. If you are relying on instruction B.3 to Form 8-K in reaching this conclusion, please tell us where any required information was previously reported.
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              Response 1. The Company has revised the disclosure under
       Subsequent Events, beginning on page 23 to describe the circumstances under which Mr. Bottazzi resigned.

              Although he had the title chief operating officer, Michael Liss was not the Company's principal operating officer and did not perform functions similar to those that would be performed by a principal operating officer. Therefore, the Company does not believe that a Current Report on Form 8-K was required to disclose Mr. Liss's termination. Mr. Liss's duties and responsibilities related primarily to the Company's subsidiary, Warp Solutions, Inc. and not to the registrant. Mr. Liss did not have responsibility for the Company's budget, operations or disclosure and did not have approval authority for significant Company matters or expenditures. The duties and responsibilities of principal operating officer were performed by Gus Bottazzi prior to his departure on March 3, 2005, and are currently performed by Mr. Sisko. Mr. Liss was last employed by the Company on January 15, 2005. Mr. Liss's termination was, and remains, the subject of negotiation and dispute with Mr. Liss. In late 2004, the Company's Board of Directors determined that the Company had cause to terminate Mr. Liss's employment. The Company discussed options with Mr. Liss, beginning in late 2004, including termination and a voluntary resignation from the Company. The Company and Mr. Liss negotiated the terms of a separation agreement pursuant to which Mr. Liss would resign from the Company and its subsidiaries and receive in return accelerated vesting of certain stock options held by Mr. Liss. Mr. Liss subsequently repudiated the agreement, and was terminated effective January 15, 2005. Mr. Liss engaged counsel and on May 6, 2005, the Company received notice of an arbitration demand from Mr. Liss's attorneys. The Company responded to the demand on May 31, 2005, and counterclaimed against Mr. Liss for breach of the separation agreement.

2. Please explain the reason for the vacancies on your board of directors. Did the prior directors resign following the Gupta transaction? It does not appear that Form 8-K was filed to report the departure of three directors. Please explain. In addition, please provide a brief description of any arrangement or understanding, if any, between the new director and any other persons, naming such persons, pursuant to which such director was selected as a director. Please also disclose the committees of the board of directors to which the new director has been named, as applicable. Please refer to Item 5.02(d) of Form 8-K.

              Response 2. There were three vacancies in the board of directors due to the resignations of Malcolm D. Coster and Greg Parker as of August 4, 2004 and Gus Bottazzi effective as of March 3, 2005. Messrs. Coster and Parker resigned in connection with the Company's Series B-2 preferred stock financing. A current report on Form 8-K was filed on August 20, 2004 disclosing these departures, although no report was required under the rules then in effect. Mr. Bottazzi resigned as a result of a mutual decision by the Company and Mr. Bottazzi that it was time for Mr. Bottazzi to pursue other opportunities. His resignation was related to the Company's shift in focus away from Warp
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       Solutions, Inc. to pursue a growth-by-acquisition strategy but was not specifically related to the Gupta acquisition. A current report on Form 8-K disclosing his resignation was filed timely on March 9, 2005. There were no arrangements or understandings between the new directors and any other persons pursuant to which such director was selected as a director. None of the directors were elected pursuant to the special director election rights afforded to the Series B-2 preferred stockholders previously described in the Company's current report on Form 8-K, filed on August 20, 2004. The Company does not currently have any committees of its board of directors and therefore, none of the new directors were named to any committees. The Company is currently considering forming committees, including an audit committee and compensation committee, and will disclose the formation of such committees and the election of directors to serve on such committees when completed.

3. Please confirm that no disclosure pursuant to Items 404(a) and (b) of Regulation S-B is necessary with respect to your new officers and directors and that there are no employment agreements or other specific compensation arrangements with such officers and directors. In addition, please ensure that your disclosure conforms to the requirements of Items 401(a)(4), (a)(5) and (c) of Regulation S-B. We note, for example, that your disclosure does not appear to concisely account for the past five years with respect to the business experience of your new officers and directors

              Response 3. The Company has revised its disclosure, on page 25 of the registration statement, pursuant to Items 404(a) and (b) of Regulation S-B to provide additional information with respect to transactions between the Company and ISIS Acquisition Partners II, LLC, an entity in which Mr. Howitt has a material interest within the last 2 years. Otherwise, the Company confirms that no additional disclosure is necessary pursuant to Items 404(a) and (b) with respect to the Company's new officers and directors. There are no employment agreements or other specific compensation arrangements with any of the new officers and directors. The Company has revised the disclosure for Messrs. Sisko, Bailey, Taniguchi, Boehmer, Howitt and Lotke to more concisely account for the past five years of business experience for each of these officers and directors in conformity with Item 401(a)(4) of Regulation S-B. No disclosure is necessary with respect to Items 401(a)(5) and (c) of Regulation S-B.

4. If applicable, please provide disclosure explaining the reason(s) for or cause(s) resulting in the changes generally in your management and board ranks.

              Response 4. The Company has added disclosure explaining the reason(s) for the changes in its management and board ranks to the Changes in Directors and Officers disclosure beginning on page 23 of the registration statement.

5. Please expand your disclosure to discuss the reasons for and terms of your acquisition of Gupta Technologies. We note that the acquisition resulted in Gupta representing more than 90 percent of your revenue. Please also provide a brief and concise description of the financing arrangements entered into with respect to your
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acquisition and the material terms thereof. We note your disclosure with respect to the same in your recent information statement on Schedule 14C filed on March 11, 2005.

              Response 5. The Company has amended the registration statement to expand the disclosure regarding the reasons for and terms of the Company's acquisition of Gupta and to expand the description of the financing arrangements entered into with respect to the Company's acquisition of Gupta and the material terms thereof, consistent with the Company's disclosure with respect to the same in its recent information statement of Schedule 14C filed on March 11, 2005. The disclosure is contained starting on page 19 of the amended registration statement.

Issuance of Preferred Stock and Warrants to Selling Stockholders, pp. 30-31

6. Please clarify your disclosure to more thoroughly describe the underlying transactions that resulted in the issuances of the Series C preferred, the warrants and the subordinated notes issued on January 31, 2005. Explain why the Series C preferred shares, warrants and subordinated notes were issued and the basis on which those classes were issued to different investors. You mention bridge financing notes and the "Seller" without further elaboration. Why did you enter into the senior note agreement and what was the consideration received? Expand the "Description of Securities" section on page 34 to provide a materially complete description of those subordinated notes? Pursuant to Item 601(b)(10) of Regulation S-B, please also file the material agreements related to your Series C preferred stock and the financing arrangements entered into with respect to your acquisition or otherwise disclosed in this section.

       Response 6. The Company has clarified the disclosure relating to the underlying transactions that resulted in the issuance of the Series C preferred, the warrants an the subordinated notes issued on January 31, 2005. This disclosure now explains why the Series C preferred shares, warrants and subordinated notes were issued and the basis on which those classes were issued to different investors and elaborates on the material terms of the bridge note financing. The Company has also expanded the "Description of Securities" section to provide a materially complete description of the convertible subordinated notes. The Company has previously filed copies of the relevant documents with prior current reports on 8-K . The Company has amended the list of exhibits to the amendment to the registration statement to include these documents and when they were previously filed.

Incorporation of Certain Information by Reference, p. 36

7. You have incorporated future filings under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. Please note that in contrast to the requirements of Form S-3, Form S-2 does not authorize incorporation of future filings under the Exchange Act. Please revise.

       Response 7. The Company has revised the section "Incorporation of Certain Information by Reference" so that future filings under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act are no longer incorporated by reference.
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Item 16.  Exhibits

8. Please include the separation agreement with Mr. Bottazzi pursuant to Item 601(b)(10)(iii) of Regulation S-K.

       Response 8. A copy of the separation agreement with Mr. Bottazzi is now included in the list of exhibit to the amendment to the registration statement, pursuant to Item 601(b)(10)(iii) of Regulation S-K. This agreement was previously filed with the Company's Current Report on Form 8-K, filed March 9, 2005.

FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004

Item 8A.  Controls and Procedures.

9. Pursuant to Rule 13a-15(b) of the Exchange Act, your evaluation as to the effectiveness of your disclosure controls and procedures should have been provided at period end rather than within 90 days prior to the date of the report. We further note that such evaluation requires the participation of your principal financial officer to which you have not specifically referred, though, you have referred specifically to your principal executive officer and principal operating officer. Please supplementally tell us whether your effectiveness determination included the participation of your principal financial officer and whether it applies with respect to the end of the period covered by your Form 10-KSB as well as your subsequently filed Forms 10-QSB. In addition, please advise us how you intend to address the concern raised by this comment in future filings?

              Response 9. At June 30, 2004, September 30, 2004 and December 31, 2004, Gus Bottazzi was the Company's principal financial officer in addition to being the Company's President. The Company hereby affirms that effectiveness conclusion included the participation of Mr. Bottazzi as principal financial officer and that was made as of the end of the relevant period for the Company's Form 10-KSB and subsequently filed Forms 10-QSB for September 30, 2004 and December 31, 2004. The Company confirms that in preparing disclosure in future periodic reports it will evaluate disclosure controls and procedures as defined by the rule on the required assessment dates and will disclose its evaluation in the manner required by the rule.

10. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent that they "timely alert [] [your officers] to material information relating to [you], including [your] consolidated subsidiaries, that is required to be included in [your] periodic SEC filings." This text does not address the effectiveness of your disclosure controls and procedures with respect to whether information required to be disclosed is recorded, processed, summarized and reported on a timely basis or whether such information is made known to your officers to allow timely decisions regarding required disclosure. As of June 30, 2004, September 30, 2004 and December 31, 2004, please supplementally tell us whether your disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act, were effective. In
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addition, please advise us how you intend to address the concern raised by this comment in future filings?

              Response 10. The Company hereby affirms that as of June 30, 2004, September 30, 2004 and December 31, 2004, its disclosure controls and procedures were effective as defined in Rule 13a-15(e) of the Exchange Act. The Company confirms that in preparing disclosure in future periodic reports it will evaluate disclosure controls and procedures as defined by the rule and will disclose its evaluation in the manner required by the rule.

11. We note your disclosure that "there were no significant changes in internal controls or in other factors that could significantly affect internal controls." Please note that Item 308 of Regulation S-B requires the disclosure of "any" change in your internal controls that occurred during your last fiscal quarter that has "materially affected, or is reasonably likely to materially affect," your internal controls. In light of the foregoing, please supplementally advise us with respect to changes in your internal controls during the periods ended June 30, 2004, September 30, 2004 and December 31, 2004. In addition, please advise us how you intend to address the concern raised by this comment in future filings?

              Response 11. There were no changes in the Company's internal control over financial reporting that occurred during the annual period ended June 30, 2004, the quarterly period ended September 30, 2004, or the quarterly period ended December 31, 2004 that have materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting. The Company will conform its disclosure to the requirements of Item 308(c) in future filings.

Additional Amendments to the Registration Statement

       In addition to the amendments described above, the Company has further amended the registration statement on Form S-2 to include additional selling stockholders who were a party to the same Series C subscription agreement in the table beginning on page 37 of the registration statement and has included a description of the issuance of preferred stock and warrants to such selling stockholders in the description under the caption "Issuance of Preferred Stock and Warrants to Selling Stockholders" beginning on page 36 of the registration statement. The Company has further revised the registration statement to reflect the increased number of shares being registered on behalf of the additional selling stockholders and has added disclosure regarding a recently announced acquisition. . All changes are marked in the copy of Amendment No. 1 to the Registration Statement enclosed with this letter.
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       Should you have any questions or further comments or should you require any additional information in connection with the foregoing responses, please feel free to call JR Mysogland or me at (203) 422-2950.

Sincerely,

/s/ Brian Sisko

Brian Sisko
Chief Operating Officer